Filed Pursuant to Rule 424(b)(3)

Registration No. 333-264456

APOLLO REALTY INCOME SOLUTIONS, INC.

SUPPLEMENT NO. 9 DATED DECEMBER 17, 2024

TO THE PROSPECTUS DATED APRIL 29, 2024

This prospectus supplement (this "Supplement") is part of and should be read in conjunction with the prospectus of Apollo Realty Income Solutions, Inc., dated April 29, 2024 (as supplemented to date, the "Prospectus"). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meaning as in the Prospectus. References herein to "we", "us", or "our" refer to Apollo Realty Income Solutions, Inc. and its consolidated subsidiaries unless the context specifically requires otherwise.

The purposes of this Supplement are as follows:

•
to disclose the transaction price for each class of our common stock sold in our current public offering as of January 1, 2025;
•
to disclose the calculation of our November 30, 2024 net asset value ("NAV") per share/unit for all share/unit classes; and
•
to provide an update on the status of our current public offering.

January 1, 2025 Transaction Price

The transaction price for each share class of our common stock for subscriptions accepted as of January 1, 2025 (and repurchases, if applicable, as of December 31, 2024) is as follows:

Transaction Price (per share)
Class S	$21.0081
Class D	$21.1175
Class I	$20.9338
Class F-S	$21.1675
Class F-D	$21.1675
Class F-I	$20.8202
Class A-I	$21.2043
Class A-II	$21.1675
Class A-III	$21.1604

The transaction price for each of our Class S shares, Class D shares, Class I shares, Class F-I shares, Class A-I shares and Class A-III shares is equal to such class's NAV per share as of November 30, 2024. A detailed presentation of the NAV per share/unit is set forth below. As of November 30, 2024, we had not sold any Class F-S shares or Class F-D shares, and all of the Class A-II shares issued and outstanding were exchanged for Class A-III shares on November 4, 2024. As a result, the transaction price for each of our Class F-S shares, Class F-D shares and Class A-II shares is based on our total NAV per share as of November 30, 2024. The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees. The repurchase price, if applicable, for each share class equals the transaction price of such class.

November 30, 2024 NAV Per Share

NAV per share is calculated in accordance with the valuation guidelines approved by our board of directors. Our NAV per share is posted on our website at https://gwms.apollo.com/realtyincomesolutions and is made available on our toll-free, automated telephone line at 888-926-2688. Please refer to "Net Asset Value Calculation and Valuation Guidelines" in the Prospectus for important information about how our NAV is determined. The Adviser is ultimately responsible for determining our NAV.

Our total NAV presented in the following tables includes the NAV of our Class S shares, Class D shares, Class I shares, Class F-I shares, Class A-I shares, Class A-III shares, Class E shares and units of ARIS Operating Partnership L.P. (the "Operating Partnership") held by parties other than the Company. The following table provides a breakdown of the major components of our total NAV as of November 30, 2024 ($ and shares/units in thousands):

Components of NAV	November 30, 2024
Investments in real estate	$287,900
Investments in real estate debt	834,568
Cash	85,244
Restricted cash	90
Other assets	6,622
Mortgage notes at fair value, net of deferred financing costs	(36,022)
Secured debt arrangements, net	(138,869)
Other liabilities	(10,223)
Accrued performance participation allocation	(403)
Management fee payable	(792)
Net asset value	$1,028,115
Number of outstanding shares/units	48,571

The following table provides a breakdown of our total NAV and NAV per share/unit by class as of November 30, 2024 ($ and shares/units in thousands, except per share/unit data):

NAV Per Share/Unit	Class S Shares	Class D Shares	Class I Shares	Class F-I Shares	Class A-I Shares	Class A-III Shares	Class E Shares(1)	Third-party Operating Partnership Class A-I Units(2)	Third-party Operating Partnership Class E Units(2)	Total
Net asset value	$121	$99	$12,115	$32,574	$339,923	$517,256	$9,652	$113,676	$2,699	$1,028,115
Number of outstanding shares/units	6	5	579	1,565	16,031	24,444	453	5,361	127	48,571
NAV per share/unit as of November 30, 2024	$21.0081	$21.1175	$20.9338	$20.8202	$21.2043	$21.1604	$21.2782	$21.2043	$21.2782	$21.1675

___________

(1)
Class E shares of our common stock are offered to certain of Apollo's affiliates and employees in one or more private placements.
(2)
Includes the units of the Operating Partnership held by parties other than the Company.

Consistent with our disclosure in the Prospectus regarding our NAV calculation, our investments in real estate and real estate debt are initially valued at cost. Once we establish new values for our real estate investments, we provide information on key assumptions used in the discounted cash flow methodology and a sensitivity analysis related thereto. The valuations of our real properties as of November 30, 2024, excluding certain newly acquired properties that are held at cost which we believe reflects the fair value of such properties, were provided by the independent valuation advisor in accordance with our valuation procedures. Certain key assumptions that were used by the independent valuation advisor in the discounted cash flow analysis are set forth in the following table based on weighted-averages by property types where we have multiple real estate investments. Once we own more than one retail and one multifamily property, we will include the key assumptions for each such property type.

Property Type	Discount Rate	Exit Capitalization Rate
Industrial	7.8%	6.3%

A change in these assumptions or factors would impact the calculation of the value of our property investments. For example, assuming all other factors remain unchanged, the changes listed below would result in the following effects on our investment values:

Input	Hypothetical Change	Industrial Investment Values
Discount rate	0.25% Decrease	+2.01%
(weighted average)	0.25% Increase	(1.95)%
Exit Capitalization Rate	0.25% Decrease	+2.24%
(weighted average)	0.25% Increase	(2.07)%

Our total NAV presented in the following tables includes the NAV of our Class S shares, Class D shares, Class I shares, Class F-I shares, Class A-I shares, Class A-II shares, Class E shares and units of the Operating Partnership held by parties other than the Company. The following table provides a breakdown of the major components of our total NAV as of November 4, 2024 ($ and shares/units in thousands):

Components of NAV	November 4, 2024
Investments in real estate	$287,300
Investments in real estate debt	808,471
Cash	110,274
Restricted cash	85
Other assets	6,011
Mortgage notes at fair value, net of deferred financing costs	(35,882)
Secured debt arrangements, net of deferred financing costs	(138,840)
Other liabilities	(9,034)
Management fee payable	(109)
Accrued performance participation allocation	(378)
Net asset value	1,027,898
Number of outstanding shares/units	48,608

The following table provides a breakdown of our total NAV and NAV per share/unit by class as of November 4, 2024 ($ and shares/units in thousands, except per share/unit data):

___________

NAV Per Share/Unit	Class S Shares	Class D Shares	Class I Shares	Class F-I Shares	Class A-I shares	Class A-II shares	Class E shares	Third-party Operating Partnership Class A-I Units(1)	Third-party Operating Partnership Class E Units(1)	Total
Net asset value	$121	$99	$12,116	$32,572	$339,922	$517,123	$9,646	$113,601	$2,698	$1,027,898
Number of outstanding shares/units	6	5	579	1,564	16,041	24,471	454	5,361	127	48,608
NAV per share/unit as of November 04, 2024	$21.0056	$21.1168	$20.9352	$20.8190	$21.1902	$21.1320	$21.2660	$21.1902	$21.2660	$21.1468
(1)
Class E shares of our common stock are offered to certain of Apollo's affiliates and employees in one or more private placements.
(2)
Includes the units of the Operating Partnership held by parties other than the Company.

Status of Our Current Public Offering

As previously disclosed, we have registered with the Securities and Exchange Commission the offer and sale of a maximum of $5.0 billion in shares of our common stock in a continuous offering (the "Offering"), consisting of up to $4.0 billion in shares in our primary offering and up to $1.0 billion in shares pursuant to our distribution reinvestment plan. As of the date hereof, we have issued in the Offering approximately (i) 44,790,640 shares of our common stock (consisting of approximately 25,634,228 Class A-III shares, 151,835 Class A-II shares, which were repurchased prior to the exchange of all issued and outstanding Class A-II shares for Class A-III shares on November 4, 2024, 16,368,036 Class A-I shares, 1,615,954 Class F-I shares, 1,010,160 Class I shares, 4,677 Class D shares, and 5,750 Class S shares) in our primary offering for total proceeds of approximately $924.2 million and (ii) 302,490 shares of our common stock (consisting of approximately 17,287 Class A-III shares, 229,127 Class A-I shares, 49,482 Class F-I shares, 6,575 Class I shares, and 19 Class D shares) pursuant to our distribution reinvestment plan for a total value of approximately $6.3 million. No other classes of shares were issued or sold in the Offering as of the date hereof. We intend to continue selling shares in the Offering on a monthly basis.